EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower	T: +972-74-794-5200
7 Menachem Begin Road
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies to Report Fourth Quarter and Year End 2022 Results on
Thursday, April 20, 2023

Ramat Gan, Israel, April 10, 2023 /PRNewswire/ -- Senstar Technologies (NASDAQ: SNT), a leading provider of sensing and information management solutions for the protection of critical infrastructure, will report financial results for its fourth quarter and year ended December 31, 2022, on Thursday, April 20, 2023. Management will conduct a conference call to review the Company’s financial results at 10:00 a.m. Eastern Time the same day.

Earnings Conference Call Information:

To participate, please use one of the following teleconferencing numbers. The call will begin promptly at 10:00 am Eastern Time; 5:00 pm Israel Time; 3:00 pm UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13737922.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free: 1 809 406 247
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1608608&tp_key=31d5c8dca8.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13737922

A replay of the call will be available on Thursday, April 20, 2023, after 1:00 pm Eastern time through Thursday, May 4, 2023, at 11:59 pm Eastern time, and available on the Senstar Technologies website at https://senstartechnologies.com/earnings-calls/.

About Senstar

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities, logistics, correction facilities, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

For more information: Senstar Technologies Ltd. Tomer Hay, Chief Financial Officer Tel: +972-74-794-5200 Tomer.Hay@senstar.com	IR Contact: Hayden IR Kim Rogers 541-904-5075 Kim@HaydenIR.com